SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                           For the month of: May 2003

                        Commission File Number: 000-28882

                             World Heart Corporation
                   -----------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
                   -----------------------------------------
                 (Translation of registrant's name into English)

                                     Ontario
                   -----------------------------------------
                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
                   -----------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X            Form 40-F
                                 ---                    ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                 No X
                            ---                ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   -------------------------

This Form 6-K consists of the following:

1. Press release of World Heart Corporation (the "Company") dated May 8, 2003 regarding the Company's First Quarter 2003 Results.

News Release

FOR IMMEDIATE RELEASE

                    WORLD HEART CORPORATION ANNOUNCES STRONG
                           FIRST QUARTER 2003 RESULTS
                         Revenues Up 20% - Loss Down 35%

OTTAWA, Ontario - May 8, 2003: (OTCBB: WHRTF, TSX: WHT) World Heart Corporation (WorldHeart) today released its unaudited consolidated financial results for the quarter ended March 31, 2003, and commented on the progress of both its HeartSaverVAD(TM) (ventricular assist device) and Novacor(R) LVAS (left ventricular assist system).

In the first quarter of 2003, the Corporation reported record revenues from operations of $3,149,491, compared with $2,619,084 for the same quarter last year, which represents an increase of 20%. Gross margin was $560,900 for the quarter, compared with a gross margin of $39,092 in the first quarter of 2002. Net loss for the quarter was down 35% to $8,576,472, or $0.42 per share, compared with a net loss of $13,148,925, or $0.77 per share for the same period in the previous year. The net loss for this quarter included a one-time charge of $1,670,000, reflecting a reserve recorded against previously accrued Ontario Business Research Institute (OBRI) tax credits. Excluding this non-recurring charge, net loss for the quarter was reduced by $6,247,453, representing an improvement from the same quarter last year of 48%, to $6,906,472, or $0.33 per share.

Research and development (R&D) expenses for the quarter were $6,811,284, compared with $7,377,304 for the same period last year. The OBRI tax credit charge was included in R&D expenses. Before the one-time charge, these expenses were $5,141,284 for the quarter. In the first quarter a year ago, gross R&D expenses were $8,816,666, which included a reduction for contributions from Technology Partners Canada in the amount of $1,439,362, bringing net R&D expense a year ago to $7,377,304. Ongoing R&D expenses, prior to government credits or funding, declined by 42% from the same period last year. Total cash applied to operations during the period was $9,862,654, including approximately $3 million applied to reduce accounts payable balances outstanding. Total cash applied to operations during the period, excluding the reduction in payables, was approximately $7 million. For the same quarter in 2002, $9,378,548 was applied to operations.

Cash totaled $198,964 at March 31, 2003, compared with $248,181 at December 31, 2002.

As previously announced, the Corporation received approximately $1.6 million after the quarter-end from a private placement of common shares. The Corporation expects to increase its financial resources during the second quarter of 2003.

During the quarter, sales of the Novacor LVAS outside of the United States increased significantly to 26 units from 16 in the previous quarter, and 17 in the first quarter of last year. Continued positive clinical results in Europe and Canada from implants utilizing the ePTFE inflow conduit contributed to that growth. In the United States, the ePTFE inflow conduit received Food and Drug Administration (FDA) approval in late January and the positive impact of that approval is expected to be felt beginning in the second quarter.

The final step to permit the commercial sale of Novacor LVAS in Japan was achieved in the first quarter with the issuance of an import license. Three systems were sold to Japan in the quarter. Significant sales depend upon approval for reimbursement under the national health care program, which is scheduled for April 2004.

Another record for patient support was set by Novacor LVAS during the quarter, with Mr. Giordano Luppi celebrating his fifth anniversary of life with Novacor LVAS. Mr. Luppi continues to be active in the operation of his restaurant business, with his family and his personal interests. His original device was replaced in a scheduled procedure more than four years after the initial implant.

As previously announced, WorldHeart is preparing additional information and analyses in response to a letter from the FDA in the course of the continuing review of the Premarket Approval (PMA) Supplement filed by the FDA on November 22, 2002, requesting Destination Therapy approval for Novacor LVAS. Discussions are continuing with the FDA.

The next generation, HeartSaverVAD, continued to progress toward initial in vivo tests in the third and fourth quarter of this year. The fully pulsatile device will be one half the size of the Novacor LVAS and the absence of bearings is expected to contribute to device durability exceeding the industry leading performance of the Novacor LVAS. Clinical trials of HeartSaverVAD are expected to commence in 2005.

World Heart Corporation will hold a conference call at 4:00 p.m. (ET) today to discuss this quarter's financial results. To participate, please call 1-800-440-1782 ten minutes before the call begins. A recording of the presentation and question period will be available for review starting at 6:00 p.m. on May 8, 2003. A post-view of this teleconference call can also be accessed for 60 days after May 8, 2003 (details are available at www.worldheart.com).



World Heart Corporation, a medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist systems. Its Novacor LVAS is already well established in the marketplace and its next generation technology, HeartSaverVAD, is a fully implantable assist device intended for long-term support of patients with heart failure.

Any forward-looking statements in this release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission. All financial figures are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars.


For more information, please contact:
Michelle Banning, Manager, Corporate Communications
(613) 226-4278, ext: 2995 or (510) 563-4995
communications@worldheart.com

WORLD HEART CORPORATION
Summary Consolidated Statements of Loss
(Amounts in Canadian dollars, amounts in thousands except per share data)




 --------------------------------------------------------------------------------------------------
                                                                 Three months     Three months
                                                                        ended            ended
                                                               March 31, 2003   March 31, 2002
 --------------------------------------------------------------------------------------------------
                                                                  (unaudited)        (unaudited)
 Revenue                                                             $  3,149          $  2,619
 Cost of goods sold                                                   (2,588)           (2,580)
                                                            ------------------------------------
Gross margin                                                             561                39
                                                            ------------------------------------

 Expenses
    Selling, general and administrative                               (2,264)           (2,109)
    Research and development                                          (6,811)           (7,377)
    Amortization of intangibles                                       (1,831)           (1,831)
                                                            ------------------------------------
                                                                     (10,906)          (11,317)
                                                            ------------------------------------

 Loss before the undernoted                                          (10,345)          (11,278)

 Other income (expenses)                                                1,769           (1,871)
                                                            ------------------------------------

 Net loss for the period                                            $ (8,576)         $(13,149)
                                                            ------------------------------------

 Weighted average number of common  shares                         20,665,020        17,162,927
                                                            ------------------------------------

 Basic and diluted loss per common share                             $ (0.42)          $ (0.77)
 ----------------------------------------------------------------------------------------------------

WORLD HEART CORPORATION
Summary Consolidated Statements of Cash Flow
(Amounts in thousands of Canadian dollars)


 -----------------------------------------------------------------------------------------------
                                                                 Three months      Three months
                                                                        ended             ended
                                                               March 31, 2003    March 31, 2002
-----------------------------------------------------------------------------------------------
                                                                (unaudited)         (unaudited)

 CASH FLOWS FROM (USED IN)

 Operating activities                                               $ (9,862)         $ (9,379)
 Investing activities                                                    (58)             6,659
 Financing activities                                                  10,102             (116)
 Effect of exchange rate changes on cash
      and cash equivalents                                              (231)                46
                                                           -------------------------------------






 Change in cash and cash
      equivalents for the period                                         (49)           (2,790)

 Cash and cash equivalents beginning of the period                        248            15,345
                                                           -------------------------------------

 Cash and cash equivalents end of the period                          $   199          $ 12,555
 -----------------------------------------------------------------------------------------------

World Heart Corporation
Summary Consolidated Balance Sheet
(Amounts in thousands of Canadian dollars)



------------------------------------------------------------------------------------------------------------
                                                                                   March 31,   December 31,
                                                                                        2003           2002
------------------------------------------------------------------------------------------------------------
                                                                                 (unaudited)
ASSETS
    Current assets                                                                 $  10,468       $ 11,729
    Cash pledged as collateral for lease                                               1,101          1,183
    Capital assets                                                                     3,995          4,244
    Goodwill, intangible assets and other assets                                      27,715         27,890
                                                                           ---------------------------------
                                                                                   $  43,279       $ 45,046
                                                                           ---------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
    Current liabilities                                                            $  24,687       $ 19,781
    Preferred shares                                                                  69,577         72,750
                                                                            ---------------------------------
                                                                                      94,264         92,531
                                                                           ---------------------------------
Shareholders' equity
    Common stock, special warrants, rights and contributed surplus                   136,969        131,892
    Accumulated deficit                                                            (187,954)      (179,377)
                                                                           ---------------------------------
                                                                                    (50,985)       (47,485)
                                                                           ---------------------------------

                                                                                   $  43,279      $  45,046
------------------------------------------------------------------------------------------------------------


                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           World Heart Corporation


  Date: May 8, 2003                        By: /s/ Ian Malone
                                              -------------------------------
                                              Name:  Ian Malone
                                              Title: Vice President Finance
                                                     and Chief Financial Officer